Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Artius Acquisition Inc.

Subject Company: Artius Acquisition Inc.

Filer’s Commission File Number: 1-39378

Date: April 20, 2021

Origin Materials – Investor FAQ

1.	Is Origin’s PET useable in all fossil-based PET applications?

a.

Yes. The PET produced from our CMF/paraxylene is chemically identical to fossil-based PET, and hence it has all the same performance characteristics and drops directly into the existing PET supply and recycling chains without any modifications or additional capital expenditures.

2.	Is Origin’s PET recyclable or biodegradable? What are your customers’ views on these characteristics?

a.

Our PET is chemically identical to fossil-based PET, which is recyclable but not biodegradable. Our customers generally prioritize carbon footprint reduction as their most immediate goal and we believe they view recyclability as their top priority to drive a closed-loop life cycle. While single-use plastics have received significant press attention, large amounts of PET go into long-lasting goods such as automotive, carpets, and electronics casings where biodegradability is generally not desirable or required.

b.

If our customers shift priority to degradability, we currently have the technology to produce PEF. We believe that PEF has many superior performance characteristics to PET. PEF can be recycled by the same mechanical methods used for PET, although currently there are no independent PEF recycling streams or U.S. guidelines for blending PEF and PET streams. And PEF is degradable, although further study is needed to determine its behavior under all conditions. Our current technology enables PEF to be manufactured at unit economics we expect to be similar to or better than those for PET. We have not assumed near-term adoption of PEF in our financial forecast because this would require modifications of our customers’ products and processes, which are entirely customer driven events. We believe that we would be able to quickly adapt our operations to meet demand for PEF in the future.

3.	Are there sustainability issues with using wood as a feedstock?

a.

We don’t believe so. Our technology is highly flexible in terms of the type of ‘wood’ that we use. It can range from wastepaper and cardboard, agricultural waste, scrap wood from other processes, etc. We may also use wood residues from sustainably managed forests, which are grown and farmed specifically to serve the kraft pulp mills. In any feedstock scenario, we believe that our approach will be entirely sustainable.

4.	Are you concerned about the availability or price stability of wood feedstock?

a.

No. Our technology is highly flexible and can use many different feedstocks, including most cellulosic biomasses, wastepaper and cardboard, construction waste, and agricultural waste. We anticipate consuming a negligible portion of the North American or world wood supply, even before taking into account the availability of these other possible feedstocks and the anticipated supply response from sustainably managed timber farms. The sustainably managed timber that we can use is plentiful and commonly used by kraft pulp mills.    It is ‘low value’ wood in that fiber length, size and height aren’t concerns for us and it isn’t timber that would be used for higher value, structural lumber. This type of timber is too low value to transport beyond a couple hundred-mile radius and is often captive to a small number of facilities providing long term price stability. As a result, what happens in a particular geographic region doesn’t have a strong impact on any other region, and construction of new facilities generally considers feedstock supply and availability in that region.

5.	Have you assumed a “Green Premium” in your financial models?

a.	Our base case financial forecast assumes pricing consistent with projected fossil-based PET pricing found in leading market research publications and with the prices we have in our existing customer contracts. Ultimately, we would expect to see a pricing premium over fossil-based PET given customers’ strong desire for materials which help them with their net-zero pledges and as regulators globally implement carbon taxes and other measures intended to reduce CO2 emissions.

6.	How does Origin’s PET achieve a lower carbon footprint than fossil-based PET?

a.

Conceptually, fossil-based PET extracts and releases carbon trapped in the ground as oil. Our sustainable, carbon-negative PET uses trees to capture CO2 in the air, which we then convert into products that keep that CO2 trapped. Our zero or negative carbon material claims have been substantiated by an independent Life Cycle Assessment (“LCA”) report from Deloitte that is available on our website. The LCA report tallied up the cradle-to-gate carbon footprint from feedstock material, chemicals, catalysts and production processes.

7.	Are Origin 1 and 2 capacity sold out?

a.

Given current customer demand, we believe we could sell out Origin 1 and 2 if that were our strategy. However, we have decided to reserve capacity to sell to new customers in different industries who have higher margin applications for our materials. We believe this strategy will allow us to achieve a customer diversification that can drive higher growth in the medium and long term. In addition, we expect the market price for low and negative carbon materials is likely to rise over time given the increasing demand for low or zero carbon materials as major companies make “net zero” pledges.

8.	What exactly goes into and comes out of Origin’s facilities? What are customers contracting to buy?

a.

We use wood residues, which are chipped (cut down to pieces around the size of a playing card) and then digested in our chemical process, which subsequently produces both CMF and HTC. CMF will be converted into paraxylene, which will then be tolled through an existing PET producer and sent to our customers as PET pellets. This is how our customers currently receive their fossil-based PET from the same PET producers, making our solution truly drop-in ready. In the case of PET, we plan to sell the PET directly to the customer and take responsibility for the manufacturing of PET, including any third-party tolling arrangements from paraxylene to PET. For HTC, we have the technology and equipment to convert it into HTC fuel pellets, activated carbon, carbon black, etc., which we plan to sell directly to the customers.

b.

In general, we work and contract directly with corporate brands like Danone, Pepsi, Nestle, etc. for our products. We envision continuing to do so in future as we engage with new customers in different industries. In addition, we are also pursuing relationships with materials and chemicals companies that may use our products as input for their products, which can be sold to their branded customers.

9.	Will Origin’s commercial plants create hazardous or dangerous waste products that will add regulatory or environmental risk?

a.	We don’t expect to produce any hazardous or dangerous by-products that cannot be safely disposed.

10.	How key is the Eastman patent Origin has licensed? How much of the IP was developed in-house?

a.

The Eastman licensed patent is not a core part of our technology and our platform is not dependent to a material extent on any licensed intellectual property. We acquired a license to the Eastman patent because we thought that it may be valuable to our customers if PEF is widely adopted. The technology around our core process has been developed in-house over the last 10+ years and is protected by both our strong patent portfolio and by proprietary intellectual property, including trade secrets. That core technology belongs to us. Over the years, we have opportunistically licensed technology that may potentially help enable our customers with certain applications. This includes the Eastman patent for creating PEF from our CMF.

11.	What is the payback for your plants (Origin 2 and onwards)?

a.	We estimate that the payback period (the ratio of capex to annual EBITDA) will be approximately 2-3 years, depending on the plant.

12.	Do you intend to raise further equity capital?

a.	The proceeds from this transaction, in combination with additional project financing and government incentives, are expected to fully fund our business plan until positive EBITDA in 2025.

13.	Does Origin intend to license its technology?

a.

While our current projections assume build-own-operate economics, we are open to entering into licensing agreements if we think this would add value to the company and shareholders. Given the size of our TAM and increasing customer demand, we anticipate that technology licensing will be a topic frequently raised by both our customers and traditional chemical companies.

14.	Why did you choose to go public via a SPAC versus an IPO?

a.

We choose to go public via a SPAC because we believe it will provide us the fastest and highest certainty of raising the required capital to build our plants. We believe that our technology is proven and ready to scale. We have substantial demand from customers and were seeking the financing path that would most quickly and efficiently fund us to commercial scale.

b.

We choose Artius Acquisition Inc. as our SPAC partner because of the experience of its sponsor and directors with raising capital in the financial markets, expertise in operating public companies and a shared long-term vision for a decarbonized world.

Cautionary Note on Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws, including with respect to the proposed transaction between Origin and Artius. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Origin’s business strategy, estimated total addressable market, commercial and operating plans, product development plans and projected financial information. These statements are based on various assumptions, whether or not identified in this document, and on the current expectations of the management of Origin and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Origin. These forward-looking statements are subject to a number of risks and uncertainties, including that Origin may be unable to successfully commercialize its products; the effects of competition on Origin’s business; the uncertainty of the projected financial information with respect to Origin; disruptions and other impacts to Origin’s business as a result of the COVID-19 pandemic and other global health or economic crises; changes in customer demand; Origin and Artius may be unable to successfully or timely consummate the proposed business combination, including the risk that any regulatory approvals may not obtained, may be delayed or may be subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination, or that the approval of the stockholders of Artius or Origin may not be obtained; failure to realize the anticipated benefits of the business combination; the amount of redemption requests made by Artius’ stockholders, and those factors discussed in the Registration Statement for the business combination under the heading “Risk Factors,” and other documents Artius has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Origin presently does not know, or that Origin currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Origin’s expectations, plans, or forecasts of future events and views as of the date of this press release. Origin anticipates that subsequent events and developments will cause its assessments to change. However, while Origin may elect to update these forward-looking statements at some point in the future, Origin specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Origin’s assessments of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Information for Investors and Stockholders

On February 17, 2021, Origin Materials and Artius Acquisition Inc. (“Artius”) (Nasdaq: AACQU, AACQ), a publicly-traded special purpose acquisition company, announced a definitive agreement for a business combination that will result in Origin becoming a public company. Upon closing of the transaction, expected in the second quarter of 2021, the combined company will be named Origin and remain listed on the Nasdaq under the new ticker symbol “ORGN.”

In connection with the proposed business combination transaction, Artius filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC on March 9, 2021, which includes a preliminary proxy statement to be distributed to holders of Artius’ ordinary shares in connection with Artius’ solicitation of proxies for the vote by Artius’ stockholders with respect to the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Artius’ and Origin’s stockholders in connection with the proposed transaction. After the Registration Statement has been declared effective, Artius will mail a definitive proxy statement, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Artius, Origin and the proposed transaction. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents, once available, may also be obtained from Artius by directing a request to: Artius Management LLC, 3 Columbus Circle, Suite 2215, New York, New York 10019.

Participants in the Solicitation

Artius, Origin and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from Artius’ shareholders in connection with the proposed business combination. Information about Artius’ directors and executive officers and their ownership of Artius’ securities is set forth in the Registration Statement described above. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading other documents Artius has filed, or will file, with the SEC regarding the proposed business combination, including the definitive proxy statement when it becomes available.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Artius, the combined company or Origin, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Contacts

Investors:

ir@originmaterials.com

Media:

media@originmaterials.com